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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

                         Commission file number 1-13894

A. Full title of the Plan and the address of the Plan, if different from that of issuer named below:

                       TRANSPRO, INC. 401(K) SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                 TRANSPRO, INC.
                                 100 GANDO DRIVE
                          NEW HAVEN, CONNECTICUT 06513

                                  Page 1 of 17

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                 Transpro, Inc. 401(k) Savings Plan (the "Plan")

         Audited financial statements and schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee
         Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.



                                                                                           PAGE
                                                                                           ----

Reports of Independent Registered Public Accounting Firms                                    6

Financial Statements:
---------------------

Statements of Assets Available for Benefits                                                  8

Statements of Changes in Assets Available for Benefits                                       9

Notes to Financial Statements                                                               10

Supplemental Schedule:
----------------------

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets                                15
(Held at End of Year)

Exhibit
-------

23.1 Consent of BDO Seidman, LLP                                                            16
23.2 Consent of PricewaterhouseCoopers LLP                                                  17


                                        2

                                   SIGNATURES

               The Plan. Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                        Transpro, Inc. 401(k) Savings Plan

June 28, 2004                           By: /s/ Jeffrey L. Jackson
                                            ------------------------------------
                                            Jeffrey L. Jackson
                                            Vice President, Human Resources, and
                                            Assistant Secretary
                                            Transpro, Inc.

                                        3

TRANSPRO, INC. 401(K)
SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2004 AND 2003

                                        4

TRANSPRO, INC. 401(K) SAVINGS PLAN
CONTENTS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                                         PAGE(S)

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS....................6

FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
(Held At End of Year).......................................................15

                                        5

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Transpro, Inc. 401(k) Savings Plan

We have audited the accompanying statement of assets available for benefits of the Transpro, Inc. 401(k) Savings Plan as of December 31, 2004, and the related statement of changes in assets available for benefits for the year then ended.
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.
Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of
December 31, 2004, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the
United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974. This supplemental schedule is the responsibility of the
Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
New York, NY
June 22, 2005

                                        6

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Transpro, Inc. 401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Transpro, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2003, and
the changes in net assets available for benefits for the year ended December 31,
2003 in conformity with accounting principles generally accepted in the United
States of America. These financial statements are the responsibility of the
Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Hartford, CT
June 22, 2004

                                        7

TRANSPRO, INC. 401(K) SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                     2004                2003

Investments, at fair value                        $16,300,135        $13,811,128
                                                  -----------        -----------
Receivables
     Participants' contributions                       53,504             45,546
     Employer's contributions                          15,902             14,804
                                                  -----------        -----------
              Total receivables                        69,406             60,350
                                                  -----------        -----------
Assets available for benefits                     $16,369,541        $13,871,478
                                                  ===========        ===========

   The accompanying notes are an integral part of these financial statements.

                                        8

TRANSPRO, INC. 401(K) SAVINGS PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                         2004           2003
                                                      -----------    -----------
ADDITIONS TO ASSETS ATTRIBUTED TO
     Investment income
        Interest                                      $    35,191    $    30,625
        Dividends                                         304,709        288,514
        Net appreciation in value of investments        1,122,896      1,193,921
                                                      -----------    -----------
           Total investment income                      1,462,796      1,513,060
                                                      -----------    -----------
     Contributions
        Participants                                    1,547,011      1,463,532
        Employer                                          437,553        450,659
                                                      -----------    -----------
           Total contributions                          1,984,564      1,914,191
                                                      -----------    -----------
           Total additions                              3,447,360      3,427,251
                                                      -----------    -----------
DEDUCTIONS FROM ASSETS ATTRIBUTED TO
     Benefits paid to participants                        944,477      1,893,400
     Administrative expenses                                4,820          8,368
                                                      -----------    -----------
           Total deductions                               949,297      1,901,768
                                                      -----------    -----------
              Net increase                              2,498,063      1,525,483
ASSETS AVAILABLE FOR BENEFITS
           Beginning of year                           13,871,478     12,345,995
                                                      -----------    -----------
           End of year                                $16,369,541    $13,871,478
                                                      -----------    -----------

   The accompanying notes are an integral part of these financial statements.

                                        9

TRANSPRO, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

1.     DESCRIPTION OF THE PLAN

       The Transpro, Inc. 401(k) Savings Plan (the "Plan") is a defined contribution plan established for the benefit of non-union, and certain union employees of Transpro, Inc. (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974
       ("ERISA").

       The following description of the Plan provides only general information.
       Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       GENERAL
       The Plan is a defined contribution plan sponsored by the Company. All non-union employees employed by the GO/DAN Industries Inc. ("GDI")
       division and G&O Manufacturing division ("G&O") of the Company are entitled to participate in the Plan after they become eligible employees, as defined by the Plan. Union employees of GDI represented by Local No.
       864, International Union, United Automobile, Aerospace and Agricultural
       Implement Workers of America, UAW and union employees of G&O represented by Local 655, International Union of Electronic, Electrical, Salaried,
       Machine and Furniture Workers, AFL/CIO are entitled to participate in the
       Plan after they become eligible employees, as defined by the Plan.

       To become eligible to participate in the Plan, an employee must complete three months of eligible service and be 20-1/2 years of age or older.

       CONTRIBUTIONS
       For the plan years ended December 31, 2004 and 2003, nonhighly and highly compensated participants were allowed to contribute up to the lesser of
       15 percent and 12 percent of pretax compensation, as defined in the Plan, respectively, subject to annual limitations imposed by the Internal
       Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified plans. Participants may direct the investment of their contributions into various options offered by the Plan. The Plan currently offers 11 mutual funds, a collective trust fund and a Transpro, Inc. common stock fund as investment options for participants.

       The Plan provides for automatic enrollment for all eligible employees upon meeting the age and service requirements as defined in the Plan.
       Unless otherwise directed by the employee, upon meeting the eligibility requirements, the compensation of the employee will be automatically reduced by 3 percent (2 percent with respect to eligible employees of
       GDI), effective with the first pay period that includes the first of the month immediately following the month in which the employee meets the
       Plan's eligibility requirements. Unless a participant affirmatively directs otherwise, amounts contributed to the Plan under this provision will be invested in the Merrill Lynch Retirement Preservation Trust.

       The Plan provides that for those participants employed at GDI and for certain existing non-union employees of G&O, and all non-union employees of G&O that were hired on or after January 1, 2001, the Company will contribute an amount equal to 100 percent of the participant's contribution up to 2 percent of the participant's gross pay. Effective,
       November 15, 2003, all non-union employees of G & O were included in the
       Company matching contribution calculation described above. For all union, and prior to November 15, 2003 those non-union employees of G&O that are not included in the Company matching contribution calculation described above, the Company will contribute 25 percent of the first 1 percent of the participant's contribution, plus 25 percent of the second 1 percent of the participant's contribution, plus 50 percent of the third 1 percent of the participant's contribution, with a maximum match of $1,200 per year.

                                       10

TRANSPRO, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

       PARTICIPANT ACCOUNTS
       The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans, administrative expenses, investment earnings and gains and losses. Allocations of net investment gains and losses, interest and dividend income, and administrative expenses are based upon participant account balances, as described in the
       Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       VESTING
       All participants are immediately vested in their contributions plus actual earnings thereon.

       All participants employed at G&O are immediately fully vested in Company matching contributions and related earnings thereon. All participants employed at GDI become vested in Company matching contributions and related earnings thereon at a rate of 50 percent for each whole year of service and are 100 percent vested after two years of credited service.
       All participants become fully vested in Company matching contributions and related earnings thereon upon attaining normal retirement age or if employment terminates as a result of death, disability or early retirement.

       Forfeited nonvested accounts are used to reduce the cash required to fund employer contributions under the Plan. Remaining forfeitures, if any, are deemed to be employer contributions and allocated to participants.

       PAYMENT OF BENEFITS
       On termination of service, a participant may elect to receive a single lump-sum distribution equal to the value of the participant's vested balance in his or her account. In the event that a participant terminates employment before attaining age 65, and the participant's vested account balance has never exceeded $5,000, the entire vested account shall be payable in a single lump-sum. If the participant's vested account balance has been greater than $5,000 at any time, the participant can elect to either receive his or her vested account balance in a single lump-sum distribution or defer distribution until he or she reaches age 65, or the current IRC limit of 70-1/2.

       WITHDRAWALS AND LOANS
       A participant may withdraw all or any portion of his or her contributions, subject to proof of financial hardship due to an immediate and significant financial need as further described in the Plan document.
       The determination of financial hardship and the amount to be withdrawn is made by the Plan administrator in accordance with nondiscriminatory standards applied uniformly to all participants similarly situated.

       Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the
       Participant loan fund. Loan terms range from one to five years or up to
       30 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear a reasonable rate of interest, as determined by the Plan administrator.
       Interest rates on loans outstanding at December 31, 2004 ranged from 5 percent to 10-1/2 percent. Principal and interest are paid in level payments not less frequently than quarterly, through payroll deductions.

                                       11

TRANSPRO, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------
2.     SUMMARY OF ACCOUNTING POLICIES

       The following is a summary of the significant accounting policies:

       BASIS OF ACCOUNTING
       The financial statements of the Plan are prepared under the accrual method of accounting.

       PLAN EXPENSES
       General administrative expenses are paid by the Company. Loan recordkeeping and other miscellaneous expenses are charged to the Plan.

       INVESTMENT VALUATION AND INCOME RECOGNITION
       The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company common stock fund is valued at its quoted market price. The collective trust fund is valued at cost, which approximates fair value. Loans to participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

       Purchases and sales of investments are recorded on a trade-date basis.
       Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or (losses), and the unrealized appreciation (depreciation) on those investments.

       PAYMENT OF BENEFITS
       Benefits are recorded when paid.

       USE OF ESTIMATES
       The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the changes in net assets available for benefits during the reporting periods, and when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES
       The Plan provides for various investment options in any combination of mutual funds, a Transpro, Inc. common stock fund, and a collective trust fund. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

                                       12

TRANSPRO, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

3.     INVESTMENTS

       The following table presents the value of investments that represent 5 percent or more of the Plan's net assets at December 31, 2004 and 2003:

                                                          2004          2003

       Merrill Lynch Retirement Preservation Trust    $ 5,537,412   $ 5,054,664
       Merrill Lynch S&P 500 Index Fund                 3,761,066     3,348,277
       Van Kampen American Value Fund                   2,075,279     1,745,084
       ML Bond Fund - Core BD                           1,173,688     1,078,589
       Transpro, Inc. common stock                      1,565,364       963,738

       During 2004 and 2003, the Plan's investments (including gains and
       (losses) on investments bought and sold, as well as held during the year)
       appreciated (depreciated) in value as follows:

                                                          2004            2003

       Mutual funds                                     $ 681,281    $1,461,229
       Transpro, Inc. common stock                        441,615      (267,308)
                                                       ----------    ----------
           Net appreciation in investments             $1,122,896    $1,193,921
                                                       ==========    ==========

4.     TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated January 28, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.     RELATED PARTY TRANSACTIONS

       Merrill Lynch is the trustee and custodian as defined in the Plan document, and, therefore, transactions in the Merrill Lynch accounts qualify as party-in-interest transactions. Fees paid by the Plan to
       Merrill Lynch for loan recordkeeping fees and other miscellaneous expenses for the plan years ended December 31, 2004 and 2003 were $4,820 and $8,368, respectively.

       The Plan allows participants to purchase common stock of the Company, and therefore, transactions involving the Company's common stock qualify as party-in-interest transactions.

6.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of
       Plan termination, participants will immediately become 100 percent vested in the Company matching contributions and related earnings thereon in their accounts.

                                       13

TRANSPRO, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

7.     SALE OF HEAVY DUTY BUSINESS

       On March 1, 2005, the Company sold its Heavy Duty business unit ( G & O
       Manufacturing) to Modine Manufacturing Company. As of that date, all
       Heavy Duty employees ceased participation in the Plan and became fully vested in their account balances.

                                       14

TRANSPRO, INC. 401(K) SAVINGS PLAN
SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT YEAR END
-------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2004


                                                            (C) DESCRIPTION OF INVESTMENT,
                                                               INCLUDING MATURITY DATE,
                (B) IDENTITY OF ISSUE, BORROWER,            RATE OF INTEREST, COLLATERAL,                             (E) CURRENT
(A)                  LESSOR OR SIMILAR PARTY                     PAR OR MATURITY VALUE          (D) COST                  VALUE

     Common Stock:
 *      Transpro, Inc.                                  Common stock, 256,616 shares                a                 $ 1,565,364
     Mutual Funds:
 *      Merrill Lynch Trust Company:
           ML Bond Fund - Core BD                       Mutual fund, 99,465 shares                  a                   1,173,688
           Merrill Lynch Fundamental Growth Fund        Mutual fund, 24,651 shares                  a                     426,723
           Dreyfus Premier Worldwide Growth Fund        Mutual fund, 1,584 shares                   a                      52,967
           Van Kampen American Value Fund               Mutual fund, 85,262 shares                  a                   2,075,279
           Van Kampen Emerging Growth Fund              Mutual fund, 9,177 shares                   a                     354,787
           Merrill Lynch Equity Income Fund             Mutual fund, 21,202 shares                  a                     302,559
           Merrill Lynch S&P 500 Index Fund             Mutual fund, 253,441 shares                 a                   3,761,066
           Merrill Lynch International Index Fund       Mutual fund, 2,882 shares                   a                      32,251
           Lord Abbett Developing Growth Fund           Mutual fund, 4,823 shares                   a                      76,117
           Alliance Premier Growth Fund                 Mutual fund, 3,368 shares                   a                      61,429
           Ivy International Fund                       Mutual fund, 10,524 shares                  a                     245,956
           Merrill Lynch Trust Company                  Cash                                                    -           2,659
     Collective Trust:
 *      Merrill Lynch Trust Company:
           Merrill Lynch Retirement Preservation Trust  5,537,412 shares                                5,537,412       5,537,412
 *   Participant loans                                  Loans to participants collateralized        a                     576,801
                                                          by their accounts.
                                                        Repayment terms
                                                        range up to thirty
                                                        years. Interest
                                                        rates in effect
                                                        during period
                                                        5-1/4 percent -
                                                        10-1/2 percent.
     Self-directed brokerage accounts                   Various units                               a                      55,077
                                                                                                                     ------------
                                                                                                                     $ 16,300,135
                                                                                                                     ============


 a   The cost of participant directed investments is not required to be disclosed.
 *   Denotes party-in-interest

   The accompanying notes are an integral part of these financial statements.

                                       15